                                                                EXHIBIT (c)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                       (INCLUDING THE ASSOCIATED RIGHTS)

                                       OF

                              DUPLEX PRODUCTS INC.

                                       AT

                          $12.00 NET PER SHARE IN CASH

                                       BY

                            DELAWARE ACQUISITION CO.

                         A WHOLLY OWNED SUBSIDIARY OF

                       THE REYNOLDS AND REYNOLDS COMPANY

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 17, 1996, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (AND THE ASSOCIATED RIGHTS) WHICH CONSTITUTE AT LEAST SEVENTY PERCENT (70%) OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 14.

     CERTAIN SHAREHOLDERS OF THE COMPANY HAVE EXPRESSED THEIR PRESENT INTENT TO TENDER IN THE OFFER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS THEREOF, ALL SHARES OWNED BY SUCH SHAREHOLDERS (OR APPROXIMATELY 37% OF THE COMPANY'S OUTSTANDING SHARES CALCULATED ON A FULLY DILUTED BASIS).

     THE BOARD OF DIRECTORS OF DUPLEX PRODUCTS INC. UNANIMOUSLY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF DUPLEX PRODUCTS INC., AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's shares of common stock, par value $1.00 per share (the "COMMON STOCK") and the associated Rights (as defined herein, and together with the Common Stock, the "SHARES") should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in
Section 3 or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

     A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on or prior to the Expiration Date, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. A shareholder may also contact brokers, dealers, commercial banks and trust companies for assistance concerning the Offer.
                            ------------------------

                    The Information Agent for the Offer is:
                           GEORGESON & COMPANY, INC.
APRIL 22, 1996

                               TABLE OF CONTENTS

     INTRODUCTION........................................................................     1

  1. TERMS OF THE OFFER..................................................................     4

  2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.......................................     5

  3. PROCEDURES FOR TENDERING SHARES.....................................................     7

  4. WITHDRAWAL RIGHTS...................................................................     9

  5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.............................................     9

  6. PRICE RANGE OF SHARES; DIVIDENDS....................................................    10

  7. CERTAIN INFORMATION CONCERNING THE COMPANY..........................................    10

  8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.................................    12

  9. SOURCE AND AMOUNT OF FUNDS..........................................................    14

 10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY..................................    15

 11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; MERGER AGREEMENT; TENDER AGREEMENT AND
     EXPRESSIONS OF INTENT; EMPLOYMENT AND CONSULTING AGREEMENTS; AND OTHER AGREEMENTS...    16

 12. DIVIDENDS AND DISTRIBUTIONS.........................................................    27

 13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE LISTING AND EXCHANGE ACT
     REGISTRATION........................................................................    28

 14. CONDITIONS OF THE OFFER.............................................................    29

 15. REGULATORY APPROVALS; STATE TAKEOVER LAWS...........................................    31

 16. FEES AND EXPENSES...................................................................    34

 17. MISCELLANEOUS.......................................................................    34

     Schedule I. Directors and Executive Officers of Parent and Purchaser

TO THE HOLDERS OF COMMON STOCK OF DUPLEX PRODUCTS INC.:

                                  INTRODUCTION

     Delaware Acquisition Co. (the "PURCHASER"), a Delaware corporation and a wholly owned subsidiary of The Reynolds and Reynolds Company, an Ohio corporation ("PARENT"), hereby offers to purchase all outstanding shares of common stock, par value $1.00 per share (the "COMMON STOCK"), of Duplex Products Inc., a Delaware corporation (the "COMPANY"), and the associated Preferred Stock Purchase Rights (the "RIGHTS" and, together with the Common Stock, the "SHARES") issued pursuant to the Rights Agreement dated June 8, 1989 (the "RIGHTS AGREEMENT") between the Company and Harris Trust and Savings Bank, at a price of $12.00 per Share, net to the seller in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "OFFER"). Until the Distribution Date (as defined herein), the Rights will be evidenced by and trade with the certificates evidencing the Common Stock. See Section 11 for a brief description of the Rights Agreement and its application to the Offer and the Merger (as defined herein).

     Tendering Shareholder will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all charges and expenses of Harris Trust Company of New York, as Depositary (the "DEPOSITARY"), and Georgeson & Company, Inc., as Information Agent (the "INFORMATION AGENT"), incurred in connection with the Offer. See Section 16.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 5,236,895 SHARES (THE "MINIMUM CONDITION"), WHICH CONSTITUTE SEVENTY PERCENT (70%) OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS. THE COMPANY HAS INFORMED THE PURCHASER THAT, AS OF APRIL 19, 1996, THERE WERE 7,481,278 SHARES ISSUED AND OUTSTANDING (THERE WERE ALSO 188,000 COMMON SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF THE OUTSTANDING OPTIONS GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS, HOWEVER, THOSE OPTIONS ARE TO BE CANCELLED PURSUANT TO THE MERGER AGREEMENT; SEE SECTION 11). ASSUMING THE TENDER BY THE TENDERING SHAREHOLDER OF APPROXIMATELY 2,244,383 SHARES, THE PURCHASER WILL NEED TO PURCHASE AN ADDITIONAL 2,992,512 SHARES TO SATISFY THE MINIMUM CONDITION.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS, BY UNANIMOUS VOTE, APPROVED EACH OF THE OFFER AND THE MERGER, HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Company has advised Parent that Duff & Phelps Capital Markets Company has delivered to the Board its opinion as to the fairness of the $12.00 per Share cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger. Copies of the opinion of Duff & Phelps Capital Markets Company, which sets forth the factors considered and the assumptions made by Duff & Phelps Capital Markets Company are contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9"), which is being mailed to shareholders herewith.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 20, 1996 (the "MERGER AGREEMENT"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("DELAWARE LAW"), including provisions under Section 203 of Delaware Law described below relating to the required vote of unaffiliated shareholders, Purchaser will be merged with and into the Company (the "MERGER"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "SURVIVING CORPORATION") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "EFFECTIVE TIME"), each issued and outstanding Share, including the associated Rights, immediately prior to the Effective Time (other than Shares held in the treasury of the Company or held by shareholders who shall have demanded and perfected appraisal rights under Section 262 of Delaware Law) will be converted into the right to receive the Offer Price, without interest (the "MERGER CONSIDERATION"). The Merger Agreement is more fully described in Section 11.

     The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give the Purchaser representation on the Board equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares then beneficially owned by the Purchaser and its affiliates following such purchase bears to the total number of Shares then outstanding. In the Merger Agreement, the Company has agreed to use its best efforts promptly to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by law, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. See Section 11. Under the Company's Restated Certificate of Incorporation and Delaware Law, except as otherwise described below, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if the Purchaser acquires (pursuant to the Offer or otherwise) at least a majority of the then outstanding Shares, the Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other shareholder (note that the Minimum Condition requires a higher percentage of the Shares be tendered pursuant to the Offer and, if the Minimum Condition is not satisfied, no assurance can be given that Purchaser will waive the Minimum Condition or that the Company will grant the required consent to that waiver).

     Under Delaware Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, without a vote of the Company's shareholders. In such event, Parent, the Purchaser and the Company have agreed to take, at the request of the Purchaser, all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders. If, however, the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See Section 11.

     Immediately after the execution of the Merger Agreement, Smith (Donald) & Company, Inc. entered into a Tender Agreement, dated as of April 20, 1996, with Parent and the Purchaser (the "TENDER AGREEMENT"). A total of 375,300 Shares, or approximately 5% of the outstanding Shares calculated on a fully diluted basis, are covered by the Tender Agreement. Pursuant to the Tender Agreement, the shareholder has agreed to validly tender pursuant to the Offer and not withdraw all Shares which are owned of record or beneficially by it prior to the Expiration Date (as defined in Section 1 below). The Tender Agreement is more fully described in Section 11. In addition to the Tender Agreement, certain other shareholders owning collectively 2,419,158 Shares, or approximately 32% of the outstanding Shares calculated on a fully diluted basis, have expressed their present intention to tender their Shares pursuant to the Offer.

     Parent and Andrew A. Campbell, President of the Company ("CAMPBELL"), have entered into a consulting and non-competition agreement dated as of April 20, 1996 (the "CAMPBELL CONSULTING AGREEMENT"), pursuant to which Parent has agreed to retain Campbell as a consultant for a period of two months from consummation of the Offer. The Campbell Consulting Agreement replaces a severance agreement and other arrangements between Campbell and the Company which would have provided to Campbell certain "change of control" and severance compensation and benefits. The Campbell Consulting Agreement is more fully described in Section 11.

     Parent and James R. Ramig, Vice President -- Finance and Administration and Chief Financial Officer of the Company ("RAMIG"), have entered into a consulting and non-competition agreement dated as of April 20, 1996 (the "RAMIG CONSULTING AGREEMENT"), pursuant to which Parent has agreed to retain Ramig as a consultant for a period of three months from consummation of the Offer. The Ramig Consulting Agreement replaces a severance agreement and other arrangements between Ramig and the Company which would have provided to Ramig certain "change of control" and severance compensation and benefits. The Ramig Consulting Agreement is more fully described in Section 11.

     The Company and Marc A. Loomer, Vice President, Operations of the Company ("LOOMER"), have entered into an employment and non-competition agreement dated as of April 20, 1996 (the "LOOMER EMPLOYMENT AGREEMENT"), pursuant to which the Company has agreed to retain Loomer as an employee for a period of one year from consummation of the Offer and to provide certain other benefits. The Loomer Employment Agreement replaces a severance agreement and other arrangements between Loomer and the Company which would have provided to Loomer certain "change of control" and severance compensation and benefits. The Loomer Employment Agreement is more fully described in Section 11.

     The Company and David B. Preston, Vice President, Sales of the Company ("PRESTON"), have entered into an employment and non-competition agreement dated as of April 20, 1996 (the "PRESTON EMPLOYMENT AGREEMENT"), pursuant to which the Company has agreed to retain Preston as an employee for a period of one year from consummation of the Offer and to provide certain other benefits. The Preston Employment Agreement replaces a severance agreement and other arrangements between Preston and the Company which would have provided to Preston certain "change of control" and severance compensation and benefits. The Preston Employment Agreement is more fully described in Section 11.

     The Company and Mark A. Robinson, Vice President, General Counsel and Secretary of the Company ("ROBINSON"), have entered into an employment and non-disclosure agreement dated as of April 20, 1996 (the "ROBINSON EMPLOYMENT AGREEMENT"), pursuant to which the Company has agreed to retain Robinson as an employee for a period of one year from consummation of the Offer and to provide certain other benefits. The Robinson Employment Agreement replaces a severance agreement and other arrangements between Robinson and the Company which would have provided to Robinson certain "change of control" and severance compensation and benefits. The Robinson Employment Agreement is more fully described in
Section 11.

     All of the Campbell Consulting Agreement, the Ramig Consulting Agreement, the Loomer Employment Agreement, the Preston Employment Agreement, and the Robinson Employment Agreement are expressly conditioned upon consummation of the Offer.

     Pursuant to the Merger Agreement, the Company has amended the Rights Agreement (the "RIGHTS AMENDMENT") in order to (i) prevent the Merger Agreement, the Tender Agreement, or the consummation of any of the transactions contemplated thereby, including without limitation, the Offer and the Merger, from resulting in the issuance of Rights or being deemed a trigger event under the terms of the Rights Agreement and to (ii) provide that neither Parent nor the Purchaser will be deemed to be an Acquiring Person (as defined in the Rights Agreement) by reason of the transactions expressly provided for in the Merger Agreement and the Tender Agreement. The Rights Amendment will render the Rights inoperative with respect to any acquisition of Shares by Parent, the Purchaser or any of their affiliates pursuant to the Merger Agreement and/or the Tender Agreement. Additionally, the Rights Amendment provides that the Rights Agreement will terminate immediately prior to the purchase of Shares by Purchaser pursuant to the Offer.

     The Company has informed the Purchaser that, as of April 19, 1996, there were 7,481,278 Shares issued and outstanding. As a result, as of such date, the Minimum Condition would be satisfied if the Purchaser acquires 5,236,895 Shares (as of April 19, 1996 there were also 188,000 Shares reserved for issuance upon exercise of the outstanding options granted under the Company's option plans; however, pursuant to the Merger Agreement those options are to be cancelled -- see Section 11).

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4. The term "EXPIRATION DATE" means 12:00 Midnight, New York City time, on Friday, May 17, 1996, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition. If the Minimum Condition is not satisfied or any or all of the other events set forth in Section 14 shall have occurred or shall be determined by the Purchaser to have occurred prior to the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered in the Offer and terminate the Offer, and return all tendered Shares to the Tendering Shareholder, (ii) except for the Minimum Condition, waive or amend any or all conditions to the Offer, to the extent permitted by applicable law and the provisions of the Merger Agreement, and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "COMMISSION"), purchase all Shares validly tendered, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended.

     The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw its Shares. See Section 4.

     Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 has not been satisfied or upon the occurrence of any of the events specified in
Section 14 and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

     The Merger Agreement provides that, without the consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, waive the Minimum Condition, change the form of consideration payable in the Offer, or modify or add to the stated conditions, except that if on the Expiration Date (as duly extended, if applicable), all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended from time to time until June 15, 1996. In addition, the Merger Agreement provides that without the consent of the Company, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such an increase in the Offer Price.

     The Purchaser acknowledges that (i) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i)of the first sentence of the second preceding paragraph), any Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.

     Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, the Purchaser should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "BUSINESS DAY" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal, and other relevant materials, will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14. Subject to applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15. See Section 15.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "SHARE CERTIFICATES") or timely confirmation of a book-entry transfer (a "BOOK-ENTRY CONFIRMATION") of such Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "BOOK-ENTRY TRANSFER FACILITY" and, collectively, the "BOOK-ENTRY TRANSFER FACILITIES") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and
(iii) any other documents required by the Letter of Transmittal.

     The term "AGENT'S MESSAGE" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     On April 23, 1996, Parent anticipates filing with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") a Premerger Notification and Report Form under the HSR Act in connection with the purchase of Shares pursuant to the Offer. Accordingly, it is anticipated that the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on May 8, 1996. Prior to the expiration or termination of such waiting period, the FTC or the Antitrust Division may extend such waiting period by requesting additional information or documentary material from Parent. If such a request is made with respect to the purchase of Shares in the Offer, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance by Parent with such a request. Thereafter, the waiting period may only be extended by court order. The waiting period under the HSR Act may be terminated prior to its expiration by the FTC and the Antitrust Division. Parent will request early termination of the waiting period, although there can be no assurance that this request will be granted. Pursuant to the Merger Agreement, Purchaser may, but need not, extend the Offer until the applicable waiting period under the HSR Act shall have expired or been terminated. See Section 15 for additional information regarding the HSR Act.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for Tendering Shareholder for the purpose of receiving payments from the Purchaser and transmitting payments to such Tendering Shareholder. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration to be paid per Share pursuant to the Offer, the Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

     Shareholders of the Company will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If Rights Certificates have been distributed to holders of Shares prior to the consummation of the Offer, Rights Certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered. If Rights Certificates have not been distributed prior to the time Shares are accepted for payment by the Purchaser, a tender of Shares will also constitute a tender of the associated Rights.

     The Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of Tendering Shareholder to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. PROCEDURES FOR TENDERING SHARES.

     VALID TENDER OF SHARES. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering shareholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "ELIGIBLE INSTITUTION"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the person who or which signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on or prior to the Expiration Date, such Shares may nevertheless be tendered if all the following conditions are satisfied:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) in the case of a guarantee of Delivery, the Share Certificates for all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantee and any other documents required by such Letter of Transmittal, are received by the Depositary within three American Stock Exchange ("AMEX") trading days after the date of execution of the Notice of Guaranteed Delivery.

     Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares purchased pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, as applicable, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and (iii) any other documents required by the Letter of Transmittal.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     APPOINTMENT AS PROXY. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and any and all non-cash dividends, distributions, rights, other Shares, or other securities issued or issuable in respect of such Shares on or after April 22, 1996). All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent or otherwise, and the Purchaser reserves the right to require that, in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares the Purchaser must be able to exercise full voting rights with respect to such Shares.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

     The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 20, 1996, or at such later time as may apply if the Offer is extended.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that Tendering Shareholder is entitled to withdrawal rights as described in this
Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed to not have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

     5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such shareholder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss and will be long term capital gain or loss if the holder has held the Shares for more than one year at the time of the sale. Gain or loss will be calculated separately for each block of Shares tendered pursuant to the Offer.

     The foregoing discussion may not be applicable to certain types of shareholders, including shareholders who acquired Shares pursuant to the exercise of stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are listed and principally traded on the AMEX and quoted under the symbol DPX. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the AMEX as reported by the Dow Jones News Service.

                                                       MARKET PRICE
                                                      --------------
                                                      HIGH       LOW
                                                      ----       ---
     FISCAL YEAR ENDED OCTOBER 28, 1994:
       First Quarter................................  $11 3/4   10
       Second Quarter...............................   11 1/2    9 3/8
       Third Quarter................................   10        8 6/8
       Fourth Quarter...............................    9 1/8    8 5/8

     FISCAL YEAR ENDED OCTOBER 28, 1995:
       First Quarter................................    9 6/8    6 3/4
       Second Quarter...............................    9 1/4    7 1/4
       Third Quarter................................    9 1/8    7 4/5
       Fourth Quarter...............................    8        8 7/8

     FISCAL YEAR ENDED OCTOBER 27, 1996:
       First Quarter................................    9 1/4    7 3/10

     On April 19, 1996, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the AMEX was $11 7/8 per Share. On April 19, 1996, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price of the Shares on the AMEX was $11 7/8 per Share.

     SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Company did not pay any dividends during the 1994 and 1995 fiscal years and has not paid any dividends during the 1996 fiscal year.

     7. CERTAIN INFORMATION CONCERNING THE COMPANY. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.

     The Company is a Delaware corporation and its principal executive offices are located at 1947 Bethany Road, Sycamore, Illinois 60178. The telephone number of the Company at such offices is (815) 895-2101. The Company began operations in 1947 as a designer and manufacturer of business forms primarily focused on government markets. Over the years, the Company has broadened considerably the scope of its products and services to keep pace with emerging technologies and the changing information management requirements of businesses. Today the Company serves both the business forms and information management needs of customers in financial, industrial, retail and commercial markets, with the primary objective of assisting them in improving the efficiency of their operations and lowering their cost of processing business critical information.

     FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 1995 (the "COMPANY FORM 10-K"). More comprehensive financial information is included in the Company Form 10-K and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to the Company Form 10-K and other documents, including the financial statements and related notes contained therein. The Company Form 10-K and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                              DUPLEX PRODUCTS INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         YEAR ENDED
                                                                      LAST SATURDAY OF
                                                                          OCTOBER,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
OPERATING STATEMENT DATA:
  Net Sales................................................  $275,728     $265,791     $258,867
  Cost of Goods Sold.......................................  $210,931     $204,062     $194,977
  Total Costs and Expenses.................................  $ 68,733     $ 76,520     $ 62,539
  Earnings (Loss) before income taxes and accounting
     changes...............................................  $ (3,042)    $(14,747)    $  2,231
  Net Earnings (Loss)......................................  $ (1,872)    $(16,127)    $  2,454

PER SHARE INFORMATION
  Net Earnings (Loss) per share............................  $  (0.25)    $  (2.12)    $   0.32

BALANCE SHEET DATA:
  Total Current Assets.....................................  $ 96,246     $105,156     $108,584
  Property, Plant, and Equipment, Net......................  $ 38,815     $ 37,000     $ 44,511
  Total Assets.............................................  $140,309     $146,208     $156,059
  Total Current Liabilities................................  $ 31,799     $ 33,642     $ 25,212
  Long-term Debt...........................................  $  4,695     $  5,928     $  7,150
  Total Deferred Liabilities and Credits...................  $  6,177     $  6,599     $  6,434
  Total Shareholders' Equity...............................  $ 97,638     $100,039     $117,263

     The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago,

Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the AMEX, 86 Trinity Place, New York, New York 10006-1881. Except as otherwise noted in this Offer to Purchase, all of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

     8.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

     THE PURCHASER. The Purchaser, a newly incorporated Delaware corporation, has not conducted any business other than in connection with the Offer, the Merger Agreement and the Tender Agreement. All of the issued and outstanding shares of capital stock of the Purchaser are beneficially owned by Parent. The principal executive offices of the Purchaser are located at 115 South Ludlow Street, Dayton, Ohio 45402. The telephone number of the Purchaser at such offices is (513) 443-2000.

     PARENT. Parent is an Ohio corporation organized in 1889. The principal executive offices of Parent are located at 115 South Ludlow Street, Dayton, Ohio 45402. The telephone number of Parent at such offices is (513) 443-2000.

     Parent operates primarily in two business segments -- computer systems (automotive and healthcare markets) and business forms.

     Parent markets turnkey information management systems and professional services primarily to automobile dealers and to physician groups and integrated healthcare networks. The hardware sold is purchased from computer hardware manufacturers which specialize in platforms for the UNIX operating system. With a few exceptions, the application software products are owned by Parent and licensed to users. Some of the software products include standard programs for accounting, vehicle and parts inventory control and related billing, leasing, finance and insurance, and manufacturer communications. Through various subsidiaries, Parent provides financing for its computer systems primarily through non-cancelable financing leases.

     The business forms segment offers its products and services to value-seeking customers in the automotive, healthcare and general business segments. Products and services include standard and custom business forms, forms management services, promotional items, custom designed filing systems, dealership customer satisfaction measurement and management services, customer prospecting and promotional mailing services.

     Parent is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's securities, any material interests of such persons in transactions with Parent and other matters is required to be disclosed in proxy statements distributed to Parent's shareholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection and copies may be obtained in the same manner as set forth for the Company in Section 7. The Parent's Common Stock is listed on the NYSE, and reports, proxy statements and other information concerning Parent should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Set forth below are certain selected consolidated financial data with respect to Parent and its subsidiaries for Parent's last three fiscal years, excerpted or derived from audited financial statements presented in Parent's 1995 Annual Report to Shareholders filed by Parent with the Commission. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission. The financial information summary set forth below is qualified in its entirety by reference to those reports and other documents which have been filed with the Commission and all the financial information and related notes contained therein.

                       THE REYNOLDS AND REYNOLDS COMPANY
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SELECTED FINANCIAL DATA

FOR THE YEARS ENDED SEPTEMBER 30           1995         1994         1993         1992         1991
- -------------------------------------    --------     --------     --------     --------     --------
CONSOLIDATED
Net Sales and Revenues
     Information systems.............    $888,580     $789,306     $677,748     $625,634     $614,679
     Financial services..............      22,311       19,488       19,218       19,190       17,320
                                         --------     --------     --------     --------     --------
     Total net sales and revenues....    $910,891     $808,794     $696,966     $644,824     $631,999
                                         ========     ========     ========     ========     ========
Income Before Effect of Accounting
  Changes............................    $ 78,594     $ 66,204     $ 52,522     $ 38,092     $ 24,634
Effect of Accounting Changes(1)......                               (19,106)       1,100
                                         --------     --------     --------     --------     --------
Net Income...........................    $ 78,594     $ 66,204     $ 33,416     $ 39,192     $ 24,634
                                         ========     ========     ========     ========     ========
Earnings Per Common Share
     Income before effect of
       accounting changes............    $   1.85     $   1.51     $   1.20     $    .81     $    .54
     Effect of accounting
       changes(1)....................                                  (.44)         .03
                                         --------     --------     --------     --------     --------
     Net income......................    $   1.85     $   1.51     $    .76     $    .84     $    .54
                                         ========     ========     ========     ========     ========
Return on Equity
     Income before effect of
       accounting changes............        25.1%        23.8%        20.2%        14.8%         9.9%
     Net income......................        25.1%        23.8%        12.9%        15.3%         9.9%
Cash Dividends Per Class A Common
  Share..............................    $    .40     $    .33     $    .26     $   .225     $    .21
Book Value Per Outstanding Common
  Share..............................    $   8.01     $   6.94     $   6.15     $   5.90     $   5.64
Assets
     Information systems.............    $489,501     $480,592     $407,761     $366,173     $375,535
     Financial services..............     265,965      204,107      162,790      155,672      159,582
                                         --------     --------     --------     --------     --------
     Total assets....................    $755,466     $634,699     $570,551     $521,845     $535,117
                                         ========     ========     ========     ========     ========
Long-Term Debt
     Information systems.............    $ 41,443     $ 41,014     $ 40,000     $ 28,284     $ 40,541
     Financial services..............      92,425       76,638       62,771       70,250       73,075
                                         --------     --------     --------     --------     --------
     Total long-term debt............    $133,868     $117,652     $102,771     $ 98,534     $113,616
                                         ========     ========     ========     ========     ========
Number of Employees..................       6,036        5,478        5,636        4,995        5,225
INFORMATION SYSTEMS (with financial
  services on an equity basis)
Current Ratio........................        1.81         2.27         2.21         2.23         2.37
Net Property, Plant and Equipment....    $128,462     $117,485     $111,177     $105,014     $107,191
Total Debt...........................    $ 51,649     $ 41,301     $ 40,000     $ 37,713     $ 54,573
Total Debt to Capitalization.........        13.4%        12.4%        13.2%        12.8%        17.5%

- ---------------

(1) Represents the cumulative effect of accounting changes for the adoption of Statement of Financial
    Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other
    Than Pensions" in 1993 and SFAS No. 109, "Accounting for Income Taxes" in 1992.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, (i) none of the Purchaser, Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser, Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Purchaser, Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days except as set forth in Schedule II hereto.

     Except as provided in the Merger Agreement, the Tender Agreement and the expressions of interest described in Section 11, and as otherwise described in this Offer to Purchase, none of the Purchaser, Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since October 1, 1992, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on
Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since October 1, 1992, there have been no contracts, negotiations or transactions between any of the Purchaser, Parent, or any of their respective subsidiaries, or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     9.  SOURCE AND AMOUNT OF FUNDS.

     The total amount of funds required by the Purchaser and Parent to consummate the Offer and the Merger (including the cash out of stock options) and to pay related fees and expenses (inclusive of estimated expenses of the Company) is estimated to be approximately $92 million. The Purchaser will obtain all of such funds from Parent or its affiliates. Parent will provide the $92 million for the foregoing transactions from its working capital and existing credit facilities (collectively, the "CREDIT AGREEMENTS"). Parent's existing credit facilities aggregate $110 million as follows: (a) $65 million -- NBD Bank ("NBD"); and (b) $15 million each with PNC Bank, Ohio, N.A. ("PNC"), Bank One, Dayton, NA ("BANK ONE") and Bank of America Illinois ("B OF A").

     Loans made under the Credit Agreements bear interest at the Parent's option based on either (a) the London Inter-bank Offered Rate ("LIBOR") plus
3/5%- 5/8%, (b) each lender's prime rate, (c) each lender's certificate of deposit ("CD") rate plus 1/2%- 3/4%, or (d) a competitive bid rate among NBD, PNC and Bank One. The interest rate for LIBOR and CD loans varies with the interest period chosen by Parent. Parent may choose 30, 60 or 90-day interest periods for LIBOR and CD loans and up to 90 days for prime rate loans. The current interest rate for 90-day LIBOR loans is approximately 5.875% per annum, for 90-day CD loans is approximately 6.125% per annum and for prime rate loans is 8.25% per annum. Parent pays a fee of 25 basis points per annum on the unused portion of the Credit Agreements.

     The NBD Credit Agreement will reduce to $30 million approximately six months after consummation of the Offer. Each of the Credit Agreements provides that any outstanding loan balances at termination of the revolving portion of the Agreement shall be converted to 3-4 year quarterly amortizing term loans.

     The Credit Agreements include representations and warranties, covenants, events of default and other terms customary to such financings. Each of the Credit Agreements is attached as an exhibit to the Schedule 14D-1 filed by Parent and the Purchaser in connection with the Offer.

     10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

     In late February, 1996, David J. Eskra, former Chairman of the Board and a current Director of the Company approached Terry D. Carder, former Chairman of the Board and Chief Executive Officer of Parent, to inquire into the potential interest of Parent in pursuing discussions regarding the possible acquisition of the Company by Parent. Mr. Eskra and Mr. Carder are neighbors.

     Following that discussion, Mr. Carder contacted Mr. Robert C. Nevin, President of Parent's Business Forms Division, to discuss Mr. Eskra's inquiry. Mr. Nevin indicated that Parent might have an interest in pursuing discussions and Mr. Carder reported that to Mr. Eskra in early March, 1996.

     Mr. Eskra then contacted Mr. John C. Colman, a Director of the Company and a member of the Company's Executive Committee. Mr. Colman contacted Mr. Nevin by telephone to discuss a possible meeting between the parties to determine whether discussions should proceed. The parties agreed to meet on March 16, 1996.

     In anticipation of the March 16, 1996 meeting, Mr. Mark A. Robinson, Secretary and General Counsel of the Company, sent by telecopier to Mr. Daniel
W. Dittman, Senior Vice President of Parent's Business Forms Division, on March 3, 1996, a proposed form of confidentiality undertaking by Parent. On March 7, 1996, Mr. Dittman signed and returned the March 3, 1996 letter to Mr. Robinson, subject to the changes set forth in Mr. Dittman's letter of that date. Mr. Robinson executed a copy of Mr. Dittman's letter agreeing to the proposed changes and returned a signed copy to Mr. Dittman.

     On March 16, 1996, Messrs. Nevin, Dittman, Dale L. Medford (Vice
President -- Finance and Chief Financial Officer of Parent) and Rodney A. Hedeen (Senior Vice President and General Manager of Parent's Business Forms Division), met with Messrs. Colman, Campbell, Robinson, Loomer, Preston and Ramig. At that meeting, the Company presented Parent with a binder containing many of the answers to the questions raised by Parent. The parties discussed various topics related to the Company and its recent performance.

     On March 21, 1996, Mr. Nevin and Mr. Colman spoke by telephone. Mr. Nevin indicated that Mr. Colman could report to the Company's Board of Directors at their March 22, 1996 meeting Reynolds' then-current intention to present to the Company's Board of Directors in person during the week of April 1, 1996 a proposal for the acquisition of the Company by Parent.

     On March 23, 1996, Mr. Colman contacted Mr. Medford by telephone and indicated that the matter had been discussed at the Company's Board of Directors meeting on March 22. The parties subsequently agreed to meet on April 3, 1996 for the purpose of receiving Parent's proposal.

     On April 3, 1996, Messrs. Nevin, Medford, Hedeen and Dittman, and outside counsel for Parent, Jeffry A. Melnick, met with Messrs. Colman and Robinson and John Bacon, a director of the Company. At that meeting, Parent reviewed a structure for a proposed transaction. Messrs. Bacon, Colman and Robinson determined that the offer was not within the range that would be acceptable to the Company's Board of Directors and the meeting terminated.

     On April 8, 1996, Mr. Colman contacted Mr. Nevin to determine whether Parent wanted to submit a revised proposal. Over the next two days, the parties exchanged several telephone conversations regarding various terms of Parent's revised proposal. On April 10, 1996, Mr. Bacon communicated to Mr. Medford the decision of the Company's Board of Directors to permit Parent to proceed with due diligence based upon Parent's revised proposal.

     From April 12 through April 19, Parent conducted an initial due diligence investigation regarding the Company.

     Parent's Board of Directors met at 4:00 p.m. on April 19, 1996 to consider the Offer and the Merger and the related transactions. At that meeting, the Board approved the Offer and the Merger and the related transactions and authorized appropriate officers of Parent to take such actions as necessary to effect the same. By unanimous written consent dated as of April 19, 1996, the Board of Directors of the Purchaser approved the Offer and the Merger and the related transactions and authorized appropriate officers of Parent to take such actions as necessary to effect the same.

     The Company's Board of Directors met at 9:00 a.m. on April 20, 1996 to consider the Offer and the Merger and the related transactions. At that meeting, the Board unanimously approved the Offer and the Merger and the related transactions and authorized appropriate officers of Parent to take such actions as necessary to effect the same.

     The parties executed the Merger Agreement and the other agreements and documents described in this Offer on April 20, 1996.

     11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; MERGER AGREEMENT; TENDER AGREEMENT AND EXPRESSIONS OF INTENT; EMPLOYMENT AND CONSULTING AGREEMENTS; AND OTHER AGREEMENTS.

     PURPOSE OF THE OFFER. The purpose of the Offer, the Merger, the Merger Agreement and the Tender Agreement is to enable Parent to acquire control of the Company's Board of Directors and the entire equity interest in the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

     PLANS FOR THE COMPANY. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be integrated into the operations of Parent as rapidly as practicable following the Merger. In addition, Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such further actions as it deems appropriate under the circumstances then existing. Parent intends to cause the Shares to be delisted from the American Stock Exchange and deregistered under the Exchange Act as soon as practicable following purchase of Shares pursuant to the Offer. As a result, there will likely be no public market for the sale of Shares which are not so purchased. Parent further anticipates that as soon as practicable following the Effective Time, Parent will cause the Company, as the surviving corporation in the Merger, to be merged into Parent or dissolved and liquidated in one or more liquidating distributions. Further, Parent intends to sell those assets of the Company which are not useful to the integrated operation.

     MERGER AGREEMENT. THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT WHICH IS INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH HAS BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO THE SCHEDULE 14D-1. THE MERGER AGREEMENT MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACE AND IN THE MANNER SET FORTH IN SECTION 7 OF THIS OFFER TO PURCHASE.

        The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, waive the Minimum Condition, change the form of consideration payable in the Offer, or modify or add to the stated conditions, except that if on the Expiration Date (as duly extended, if applicable), all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended from time to time until June 15, 1996. In addition, the Merger Agreement provides that without the consent of the Company, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such an increase in the Offer Price.

        The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware Law, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the conditions that: (i) the Agreement shall have been approved and adopted by the requisite vote of the holders of Common Stock, if required by applicable law and the Restated Articles of Incorporation, in order to consummate the Merger; (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any foreign or domestic government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Offer, the Merger or the Tender Agreement or has the effect of making illegal the purchase of Company Common Stock by Parent or the Purchaser and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Offer and the Merger and the transactions contemplated by the Agreement shall have been obtained and shall be in effect at the Effective Time; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time, provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; and (iv) Parent, the Purchaser or their affiliates shall have purchased shares of Common Stock pursuant to the Offer.

     The Merger Agreement provides that at the Effective Time, each issued and outstanding share of Common Stock, including the associated Rights (other than Shares that are owned by the Company as treasury stock and any Shares owned by Parent, Purchaser or another wholly owned subsidiary of Purchaser) shall be converted into the right to receive the Offer Price, without interest.

     Pursuant to the Merger Agreement, each issued and outstanding share of common stock, no par value, of the Purchaser shall be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

     Pursuant to the Merger Agreement, the Board of Directors of the Company has approved an amendment to the Rights Agreement (which shall be effected as soon as possible but in any event not later than two (2) days after public announcement of the Offer) (the "RIGHTS AMENDMENT") in order to (i) prevent the Merger Agreement, the Tender Agreement, the expressions of intent described below in this Section 11 or the consummation of any of the transactions contemplated thereby, including without limitation, the Offer and the consummation of the Offer and the Merger, from resulting in the issuance of Rights or being deemed a trigger event under the terms of the Rights Agreement and to (ii) provide that neither Parent nor the Purchaser will be deemed to be an Acquiring Person (as defined in the Rights Agreement) by reason of the transactions expressly provided for in the Merger Agreement and the Tender Agreement. The Rights Amendment will render the Rights inoperative with respect to any acquisition of Shares by Parent, the Purchaser or any of their affiliates pursuant to the Merger Agreement the Tender Agreement and/or the expressions of intent described below. Additionally, the Rights Amendment provides that the Rights Agreement will terminate immediately prior to the purchase of Shares by Purchaser pursuant to the Offer.

        The Company's Board of Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Parent or any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of the Purchaser, promptly either increase the size of its Board of Directors or, at the Company's election, secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Company's Board, and shall cause Parent's designees to be so elected. The Merger Agreement also provides that the Company shall cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors,
(ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. Notwithstanding the foregoing, until the Effective Time, the Company shall use all reasonable efforts to retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent shall always have its designees represent at least a majority of the entire Board of Directors. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

        Shareholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "SPECIAL MEETING") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as defined herein) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "PROXY STATEMENT") to be mailed to its shareholders and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger. The Company has agreed, subject to the fiduciary obligations of the Board under applicable law as advised by independent counsel, to include in the Proxy Statement the recommendation of the Board that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Parent agrees that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company agree, at the request of Parent and subject to the terms of the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Delaware Law.

        Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to by Parent, prior to the time the directors of the Purchaser have been elected to, and shall constitute a majority of, the Board of Directors of the Company: (i) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners; (ii) the Company will not, directly or indirectly, (a) sell, transfer or pledge or agree to sell, transfer or pledge any Common Stock, preferred stock or capital stock of any of its subsidiaries beneficially owned by it, either directly or indirectly; or (b) split, combine or reclassify the outstanding Common Stock or any outstanding capital stock of any of the subsidiaries of the Company; (iii) neither the Company nor any of its subsidiaries shall (a) amend its articles of incorporation or by-laws or similar organizational documents; (b) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (c) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Options (as defined in the Merger Agreement) outstanding as of the date of the Merger Agreement; (d) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; (e) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (f) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees, or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement; (g) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries; (h) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (i) permit any material insurance policy naming the Company as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; (j) incur or assume any long-term debt, or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (k) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (l) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); (m) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (n) change any of the accounting principles used by it unless required by generally accepted accounting principles; (o) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (1) in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, (2) incurred in the ordinary course of business and consistent with past practice, or (3) which are legally required to be paid, discharged or satisfied (provided that if such claims, liabilities or obligations referred to in this clause (3) are legally required to be paid and are also not otherwise payable in accordance with clauses (1) or (2), the Company will notify Parent in writing if such claims, liabilities or obligations exceed, individually or in the aggregate, $50,000 in value, reasonably in advance of their payment); (p) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (q) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time; or (r) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

        No Solicitation. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, or any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "ACQUISITION PROPOSAL"). The Company also agreed that it will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement provides that the Company may, directly or indirectly, provide access and furnish information to a third party and may negotiate and participate in discussions and negotiations with such third party concerning an Acquisition Proposal if the Board of Directors of the Company reasonably believes such information or discussions will result in an Acquisition Proposal and if the Board of Directors reasonably and in good faith believes (and has received a written opinion to that effect from independent counsel) that failing to take such action would constitute a breach of its fiduciary duties and if such third party, as a condition to receipt of such information, executes a confidentiality agreement no less restrictive than the Confidentiality Agreement.

     The Merger Agreement further provides that, neither the Board of Directors of the Company nor any Committee thereof shall withdraw or modify in a manner adverse to Parent the approval and recommendation of the Offer and the Merger Agreement or approve or recommend any Acquisition Proposal, provided that the Company may recommend to its shareholders an Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (i) the Board of Directors of the Company has reasonably and in good faith determined that the Acquisition Proposal is a Superior Proposal (as defined below) and the Board of Directors has received a written opinion from independent legal counsel that failure to withdraw or modify its recommendation of the Offer and the Merger and to terminate the Merger Agreement pursuant to Section 7.1(e) of the Merger Agreement would constitute a breach of the Board's fiduciary duties, (ii) all the conditions to the Company's right to terminate the Agreement in accordance with Section 7.1(e) have been satisfied (including the payment of the amount required by Section 8.1 of the Merger Agreement), (iii) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is terminated in accordance with Section 7.1(e) and (iv) the Acquisition Proposal does not provide for any breakup fee or other inducement to the acquiror other than reimbursement of documented out-of-pocket expenses incurred in connection with such Acquisition Proposal.

     "SUPERIOR PROPOSAL" means a bona fide proposal made by a third party to acquire all of the outstanding shares of the Company pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company on terms which a majority of the members of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its shareholders than the transactions contemplated hereby, and which does not provide for any breakup fee or other inducement to the acquiror other than reimbursement of documented out-of-pocket expenses incurred in connection with the Superior Proposal.

     The Company has also agreed to promptly advise Parent of any request for information or of any Acquisition Proposal, or any proposal with respect to any Acquisition Proposal, the material terms and conditions of such request or takeover proposal, and the identity of the person making any such takeover proposal or inquiry. The Company has committed to use its reasonable best efforts to keep Parent informed of the status and details (including amendments or proposed amendments) of any such request, takeover proposal or inquiry.

     The Company has agreed that immediately following the purchase of Shares pursuant to the Offer, the Company will request each person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such person by or on behalf of the Company.

        Directors' and Officers' Insurance and Indemnification. For two (2) years from the Effective Time, the Surviving Corporation will either (i) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy (the "INDEMNIFIED PARTIES"); provided, however, that in no event will Parent be required to expend in any one year an amount in excess of 100% of the annual premiums currently paid by the Company for such insurance; and; provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further, that the Surviving Corporation may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the

 Effective Time, or (ii) cause the Parent's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

     Parent has agreed to (or to cause the Surviving Corporation to) indemnify all Indemnified Parties to the fullest extent permitted by Delaware law and the Company's Restated Certificate of Incorporation and By-laws with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent, from and after the date of purchase of Shares pursuant to the Offer, will pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

        Compensation and Benefits. Parent has agreed that following the Effective Time the employees of the Company and its Subsidiaries will continue to be provided with employee benefit plans (other than stock option, employee stock ownership or other plans involving the potential issuance of securities of the Company or of Parent) which in the aggregate are substantially comparable to those currently provided by the Company and its Subsidiaries to such employees. Parent will, and will cause the Company as the surviving corporation to, honor employee (or former employee) benefit obligations and contractual rights existing as of the Effective Time and all employment, incentive and deferred compensation or severance agreements, plans or policies adopted by the Board of Directors of the Company (or any committee thereof) prior to the date hereof in accordance with their terms other than stock option, employee stock ownership or other plans involving the potential issuance of securities of the Company or of Parent.

        Options. Pursuant to the Merger Agreement, Parent and the Company have agreed to take all actions necessary to provide that, effective as of the Effective Time, (i) each outstanding employee stock option to purchase Shares (an "EMPLOYEE OPTION") granted under the Company's 1984 Stock Option Plan or 1993 Incentive Stock Option Plan (the "OPTION PLANS"), whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each Option that is then outstanding shall be cancelled and (iii) in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, the Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price thereof and (B) the number of Shares subject thereto (such payment to be net of applicable withholding taxes). In the Merger Agreement, the parties have agreed that if it is determined that compliance with any of the foregoing would cause any individual subject to Section 16 of the Exchange Act ("SECTION 16") to become subject to the profit recovery provisions thereof, any Options held by such individual will be cancelled or purchased, as the case may be, as promptly as possible so as not to subject such individual to any liability pursuant to Section 16, subject to receiving an agreement from the holder of such Option not to exercise such Option after the Effective Time, and such individual shall be entitled to receive from the Company, for each Share subject to an Option an amount equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option. Notwithstanding the foregoing, any payment to the holders of Options contemplated by the foregoing provisions may be withheld in respect of any Option until any necessary consents or releases are obtained. The Merger Agreement also provides that (i) the Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement, providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be deleted as of the Effective Time and (ii) the Company shall use all reasonable efforts to ensure that following the Effective Time no holder of Options or any participant in the Option Plans or any other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

     The Merger Agreement also provides that all Shares previously issued in the form of restricted stock under the Company's Restricted Stock Purchase Plan will become fully and freely transferable pursuant to the Offer immediately prior to the Effective Time.

        Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, labor relations, conduct of business, employee benefit plans, insurance, compliance with laws, litigation, tax matters, real property, consent and approvals, opinions of financial advisors, vote required, undisclosed liabilities and the absence of any undisclosed material adverse changes in the Company since October 28, 1995.

        Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company, (a) subject to the provisions of Section 1.3 of the Merger Agreement, by mutual consent of the Company, on the one hand, and of Parent and the Purchaser, on the other hand; (b)by either Parent, on the one hand, or the Company, on the other hand, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by Parent, on the one hand, or the Company, on the other hand, if the Effective Time shall not have occurred on or before June 15, 1996 unless the Effective Time shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement;
(d) by Parent, on the one hand, or the Company, on the other hand, if the Offer is terminated or expires in accordance with its terms without the Purchaser having purchased any Common Stock thereunder due to a failure of any of the conditions set forth in Annex A to the Merger Agreement (the "TENDER OFFER CONDITIONS"; see Section 14) to be satisfied, unless such termination or expiration has been caused by or results from the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement; (e) by either Parent, on the one hand, or the Company, on the other hand, if the Board of Directors of the Company reasonably and in good faith determines that an Acquisition Proposal is a Superior Proposal and the Board believes (and has received a written opinion from independent legal counsel) that a failure to terminate the Merger Agreement would constitute a breach of its fiduciary duties; provided, however, the Company may not terminate the Merger Agreement pursuant to this provision unless (i) the Company has notified Parent and the Purchaser in writing promptly after receipt of any Acquisition Proposal and following such notification by the Company, the Company has fully cooperated with Parent, including, without limitation, informing Parent of the terms and conditions of such Acquisition Proposal (and any modification thereto), and the identity of the Person making such Proposal, with the intent of enabling the parties hereto to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated hereby may be effected, and (ii) prior to such termination, Parent has received the amount set forth in
Section 8.1(b) of the Merger Agreement by wire transfer in same day funds; and
(f) prior to the consummation of the Offer, by the Company, if (i) any of the representations and warranties of Parent or the Purchaser contained in the Merger Agreement were untrue or incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect, or (ii) Parent or the Purchaser shall have breached or failed to comply in any material respect with any of their respective obligations under the Merger Agreement.

     In accordance with the Merger Agreement, upon termination there shall be no liability on the part of Parent or the Company except (a) for fraud or for material breach of the Merger Agreement and (b) if the Merger Agreement is terminated by Parent because of the occurrence of any of the events set forth in paragraphs (iv)(e) or (iv)(h) of the Tender Offer Conditions (i.e., if the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of consummation of the Offer as though made on or as of such date, except (i) for changes specifically permitted by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date as true and correct as of such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the

Merger Agreement to be performed or complied with by it, or if the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or shall have resolved to do any of the foregoing) or if the Merger Agreement is terminated by the Company in accordance with Section 7.1(e) of the Merger Agreement (following receipt of a Superior Proposal), then the Company shall, within two business days of such termination (except as required to be earlier paid in accordance with Section 7.1(e)), pay to Parent in same day funds the sum of $3,366,575.

     TENDER AGREEMENT AND EXPRESSIONS OF INTENT. THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE TENDER AGREEMENT AND THE EXPRESSIONS OF INTENT RECEIVED FROM CERTAIN SHAREHOLDERS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TENDER AGREEMENT AND THE WRITTEN EXPRESSIONS OF INTENT WHICH ARE INCORPORATED HEREIN BY REFERENCE AND COPIES OF WHICH HAVE BEEN FILED WITH THE COMMISSION AS EXHIBITS TO THE SCHEDULE 14D-1. THE TENDER AGREEMENT AND THE WRITTEN EXPRESSIONS OF INTENT MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACE AND IN THE MANNER AS SET FORTH IN SECTION 7 OF THIS OFFER TO PURCHASE.

        Tender of Shares. Immediately after the execution of the Merger Agreement, the Purchaser and a tendering shareholder (the "Tendering Shareholder") entered into the Tender Agreement. Upon the terms and subject to the conditions of such agreement, the Tendering Shareholder has agreed to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares owned beneficially by it (or a total of 375,300 Shares, representing 5% of the outstanding Shares on a fully diluted basis). The Tendering Shareholder further agreed that the transfer by the Tendering Shareholder of its Shares to the Purchaser in the Offer will pass to and unconditionally vest in the Purchaser good and valid title to such Shares.

        Provisions Concerning the Shares. The Tendering Shareholder has agreed that during the period commencing on the date of the Tender Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's shareholders or in connection with any written consent of the Company's shareholders, the Tendering Shareholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such Tendering Shareholder, whether issued, heretofore owned or hereinafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Tender Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Restated Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Tender Agreement and the Merger Agreement. The Tendering Shareholder further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above.

        Other Covenants, Representations, Warranties. In connection with the Tender Agreement, the Tendering Shareholder has made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Tendering Shareholder's authority to enter into and perform its obligations under the Tender Agreement, (iii) the receipt of requisite governmental consents and approvals, (iv) the absence of liens and encumbrances on and in respect of the Tendering Shareholder's Shares, (v) restrictions on the transfer of the Tendering Shareholder's Shares, and (vi) the solicitation of Acquisition proposals.

     Expressions of Intent. Tweedy, Browne Company L.P., TBK Partners L.P., Vanderbilt Partners, L.P., and Brinson Partners, Inc. have executed letters to Parent confirming their present intention to tender Shares pursuant to the Offer. Franklin Balance Sheet Investment Fund, The Franklin Microcap Value Fund, Babson Enterprise Fund and David L. Babson & Company, Incorporated have orally expressed their intention to tender Shares pursuant to the Offer.

     EMPLOYMENT AND CONSULTING AGREEMENTS. THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE CAMPBELL CONSULTING AGREEMENT, THE RAMIG CONSULTING AGREEMENT, THE LOOMER EMPLOYMENT AGREEMENT, THE PRESTON EMPLOYMENT AGREEMENT AND THE ROBINSON EMPLOYMENT AGREEMENT (COLLECTIVELY, THE "EMPLOYMENT AGREEMENTS"). THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE EMPLOYMENT AGREEMENTS WHICH ARE INCORPORATED HEREIN BY REFERENCE AND COPIES OF WHICH HAVE BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO THE SCHEDULE 14D-1. THE EMPLOYMENT AGREEMENTS MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACE AND MANNER AS SET FORTH IN SECTION 7 OF THIS OFFER TO PURCHASE.

     CAMPBELL CONSULTING AGREEMENT. The Campbell Consulting Agreement (a) replaces a severance agreement and certain other arrangements between the Company and Campbell which, among other things, would provide Campbell certain severance and other benefits following a "change of control", and (b) provides for the engagement of Campbell by Parent for two (2) months following consummation of the Offer to render certain advisory services. In consideration of Campbell's termination of the prior agreements and arrangements with the Company and the services to be rendered under the Campbell Consulting Agreement, Campbell will be paid $500,000 upon consummation of the Offer and, subject to certain conditions, an additional $137,000 on the two (2)-month anniversary of consummation of the Offer. Campbell has also agreed not to disclose confidential information of the Company and, under certain circumstances, not to compete with Parent.

     RAMIG CONSULTING AGREEMENT. The Ramig Consulting Agreement (a) replaces a severance agreement and certain other arrangements between the Company and Ramig which, among other things, would provide Ramig certain severance and other benefits following a "change of control", and (b) provides for the engagement of Ramig by Parent for three (3) months following consummation of the Offer to render certain advisory services. In consideration of Ramig's termination of the prior agreements and arrangements with the Company and the services to be rendered under the Ramig Consulting Agreement, Ramig will be paid $270,000 upon consummation of the Offer and, subject to certain conditions, an additional $95,500 on the three (3)-month anniversary of consummation of the Offer. Ramig has also agreed not to disclose confidential information of the Company and, under certain circumstances, not to compete with Parent.

     LOOMER EMPLOYMENT AGREEMENT. The Loomer Employment Agreement (a) replaces a severance agreement and certain other arrangements between the Company and Loomer which, among other things, would provide Loomer certain severance and other benefits following a "change of control", and (b) provides for the employment of Loomer by the Company for one (1) year following consummation of the Offer. In consideration of Loomer's termination of the prior agreements and arrangements with the Company and the services to be rendered under the Loomer Employment Agreement, Loomer will be paid (x) an annual salary of $125,000, and
(y) a bonus of $225,000 ($175,000 of which will be paid upon consummation of the Offer and, subject to certain conditions, the $50,000 balance of which will be paid on the six (6)-month anniversary of consummation of the Offer). Loomer has also agreed not to disclose confidential information of the

Company and, under certain circumstances, not to compete with the Company. Loomer will also be entitled to a severance payment equal to $75,000 if his employment is terminated under certain circumstances.

     PRESTON EMPLOYMENT AGREEMENT. The Preston Employment Agreement (a) replaces a severance agreement and certain other arrangements between the Company and Preston which, among other things, would provide Preston certain severance and other benefits following a "change of control", and (b) provides for the employment of Preston by the Company for one (1) year following consummation of the Offer. In consideration of Preston's termination of the prior agreements and arrangements with the Company and the services to be rendered under the Preston Employment Agreement, Preston will be paid (x) an annual salary of $140,000, and
(y) a bonus of $175,000 ($125,000 of which will be paid upon consummation of the Offer and, subject to certain conditions, the $50,000 balance of which will be paid on the six (6)-month anniversary of consummation of the Offer). Preston has also agreed not to disclose confidential information of the Company and, under certain circumstances, not to compete with the Company. Preston will also be entitled to a severance payment equal to $90,000 if his employment is terminated under certain circumstances.

     ROBINSON EMPLOYMENT AGREEMENT. The Robinson Employment Agreement (a) replaces a severance agreement and certain other arrangements between the Company and Robinson which, among other things, would provide Robinson certain severance and other benefits following a "change of control", and (b) provides for the employment of Robinson by the Company for one (1) year following consummation of the Offer. In consideration of Robinson's termination of the prior agreements and arrangements with the Company and the services to be rendered under the Robinson Employment Agreement, Robinson will be paid (x) an annual salary of $105,000, and (y) a bonus of $275,000 ($225,000 of which will be paid upon consummation of the Offer and, subject to certain conditions, the $50,000 balance of which will be paid on the six (6)-month anniversary of consummation of the Offer). Robinson has also agreed not to disclose confidential information of the Company. Robinson will also be entitled to a severance payment equal to $105,000 if his employment is terminated under certain circumstances.

     CONFIDENTIALITY AGREEMENT. THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE CONFIDENTIALITY AGREEMENT. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CONFIDENTIALITY AGREEMENT WHICH IS INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH HAS BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO THE SCHEDULE 14D-1. THE CONFIDENTIALITY AGREEMENT MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACE AND MANNER AS SET FORTH IN SECTION 7 OF THIS OFFER TO PURCHASE.

     Parent entered into a Confidentiality Agreement, dated March 3, 1996 (as amended by letters dated March 7, 1996 and April 16, 1996), with the Company pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company and the Company has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Parent furnished to the Company by or on behalf of Parent.

     RIGHTS AGREEMENT. THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE RIGHTS AGREEMENT. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, A COPY OF WHICH HAS BEEN FILED WITH THE COMMISSION AS AN EXHIBIT TO THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED JUNE 19, 1989, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FORM 8-K. THE RIGHTS AGREEMENT MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACE AND IN THE MANNER AS SET FORTH IN SECTION 7 OF THIS OFFER TO PURCHASE.

     On June 8, 1989, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock to shareholders of record on June 23, 1989. The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "RIGHTS AGENT").

     The Rights are evidenced by a Common Stock certificate with a copy of the Summary of Rights (as set forth in an exhibit to the Rights Agreement) attached thereto. The Rights will separate from the Common Stock and a Distribution Date (as defined in the Rights Agreement) will occur upon the earlier of (i) 15 days following a public announcement that an Acquiring Person (as defined in the Rights Agreement) has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the outstanding shares of the Common Stock or (ii) 15 days following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person (the earlier of such dates being called the "DISTRIBUTION DATE").

     The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after June 23, 1989 upon transfer or new issuance of the Common Stock contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any of the Common Stock certificates outstanding as of June 23, 1989 will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights Agreement provides that as soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and the Rights will expire on June 7, 1999, unless earlier redeemed by the Company as described below.

     The Rights Agreement provides that in the event that (i) the Company were the surviving corporation in a merger and its Common Stock were not changed or exchanged; (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement; or (iii) an Acquiring Person becomes the beneficial owner of 30% or more of the outstanding Shares, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, then proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

     In the event (i) that the Company were acquired in a merger or other business combination transaction in connection with which the Company is not the surviving corporation (other than a merger described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Each of the events described in this paragraph and the preceding constitutes a "TRIGGERING EVENT" under the Rights Agreement.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of a least 1% in such Purchase Price. Prior to a Triggering Event, fractional shares of the Preferred Stock will not be issued and, in lieu thereof, an adjustment in cash will be made based on the current market value of the Preferred Stock. Following the occurrence of a Triggering Event, the Company shall not be required to issue fractions of shares of Common Stock and, in lieu thereof, an adjustment in cash will be made equal to the same fraction of the current market value of one share of Common Stock.

     At any time until fifteen days following a Stock Acquisition Date (as defined in the Rights Agreement), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "REDEMPTION PRICE"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     GENERAL. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders of the Company.

     Under Delaware Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger without a vote of the Company's shareholders. In such event, Parent, the Purchaser and the Company have agreed in the Merger Agreement to take, at the request of the Purchaser, all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's shareholders. If, however, the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under Delaware Law, a significantly longer period of time would be required to effect the Merger.

     Under Article IX of the Company's Restated Certificate of Incorporation (the "COMPANY'S CHARTER"), the affirmative vote of the holders of not less than 75% of the outstanding voting Shares is required to, among other things, adopt any agreement for, or to approve, the merger or consolidation of the Company or any subsidiary with or into any Related Person (defined as any individual, corporation, or other entity) if such person has or has the right to acquire beneficial owner of 5% or more of the Shares. However, the Company's Charter provides that the preceding provision is not applicable to a transaction which has been approved by the unanimous vote of all of the Directors then in office. In the Merger Agreement, the Company has represented that the Board of Directors of the Company, by resolution, has unanimously approved the Merger and the transactions contemplated thereby. Accordingly, the vote of the holders of not less than 75% of the outstanding Shares, as set forth in Article IX of the Company's Charter, is not applicable to the Offer, the Merger, or the transactions contemplated thereby.

     The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following consummation of the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the Commission and disclosed to shareholders prior to consummation of the transaction.

     Except as noted in this Offer to Purchase, neither Parent nor the Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Company or any material changes in the Company's corporate structure or business.

     12. DIVIDENDS AND DISTRIBUTIONS. As described above, the Merger Agreement provides that, prior to the Effective Time, the Company will not (a) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, subsidiaries of the Company and dividends paid in respect of directors' qualifying shares which dividends are the property of, and for the benefit of, the Company or its direct or indirect wholly owned subsidiaries, (b) except as explicitly permitted by the Merger Agreement, issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries or
(c) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock.

     If, on or after the date of the Merger Agreement, the Company should (a) split, combine, redeem or reclassify any shares of its capital stock, (b) purchase or acquire, or offer to purchase or acquire, any shares of its capital stock or (c) issue or sell any shares of its capital stock (other than in connection with the exercise of the Options outstanding on the date of the Merger Agreement), or any of its other securities, or issue any securities convertible into, or rights, warrants or options to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any shares of its capital stock or any of its other securities, or make any other changes in its capital structure, then subject to the provisions of
Section 14 below, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

     If, on or after the date of the Merger Agreement, the Company should declare, pay, set aside or make any cash dividend or make other distributions or payments with respect to any shares of its capital stock, or issue with respect to any shares of its capital stock any additional shares, shares of any other class of capital stock, other securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser on the Company's stock transfer records, then, subject to the provisions of Section 14 below, (a) the Offer Price may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the Tendering Shareholder will (i) be received and held by the Tendering Shareholder for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering Shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of each exercise will promptly be remitted to the Purchaser Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the preceding paragraphs and nothing herein shall constitute a waiver by the Purchaser or Parent of any of its rights under the Merger Agreement or a limitation of remedies available to the Purchaser or Parent for any breach of the Merger Agreement, including termination thereof.

     13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     According to its published guidelines, the AMEX would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares would fall below 300, the number of publicly held Shares (exclusive of holdings of officers, directors, controlling shareholders or other family or concentrated holdings) should fall below 200,000 or the aggregate market value of publicly held Shares should fall below $1,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the guidelines of the AMEX for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

     If the AMEX were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     The Shares are currently "margin securities", as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act.

     If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NASDAQ reporting.

     It is Parent's intention to cause the Shares to be deregistered under the Exchange Act and delisted from the AMEX as soon as practicable after satisfaction of the conditions for such deregistration.

     14.  CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if:

          (i) any applicable waiting period under the HSR Act has not expired or terminated;

          (ii) the Minimum Condition has not been satisfied;

          (iii) the Rights Agreement shall not have been amended in a manner which renders the Rights inoperative with respect to any acquisition of Shares by Parent or the Purchaser, or

          (iv) at any time on or after April 20, 1996 and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

               (a) there shall be threatened, instituted or pending any action or proceeding by any Governmental Entity (i) challenging or seeking to, or which could reasonably be expected to make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or seeking to obtain material damages, (ii) seeking to prohibit or materially limit the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or to compel Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or Purchaser or the Company or any of its subsidiaries taken as a whole, or seeking to impose any material limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (iii) seeking to impose material limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Parent or Purchaser of any Shares, or (v) otherwise materially adversely affecting the condition of the Company and its subsidiaries taken as a whole;

             (b) any court shall have entered an order which is in effect and which (i) makes illegal, impedes, delays or otherwise directly or indirectly restrains, prohibits or makes materially more costly the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compels Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent or Purchaser or the Company or any of its subsidiaries taken as a whole, or imposes any material limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (iii) imposes material limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to the Company's stockholders, (iv) requires divestiture by Parent or Purchaser of any Shares, or (v) otherwise materially adversely affects the Company and its Subsidiaries taken as a whole; provided, however, that in the case of a preliminary injunction to the effect described in this paragraph
        (b), the provisions of this paragraph (b) shall not be deemed to have been triggered until the earlier of (X) the date on which such injunction becomes final or (Y) the Company ceases its efforts to have such preliminary injunction dissolved;

             (c) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to
        (i) Parent, Purchaser, the Company or any subsidiary of the Company or
        (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, which could reasonably be expected to directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

             (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the American Stock Exchange for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any foreign or United States governmental authority on the extension of credit by banks or other financial institutions, (v) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 20% measured from the close of business on April 19, 1996 or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

             (e) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of consummation of the Offer as though made on or as of such date, except (i) for changes specifically permitted by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date as true and correct as of such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it;

             (f) the Merger Agreement shall have been terminated in accordance with its terms;

             (g) (i) it shall have been publicly disclosed or Parent or the Purchaser shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3)of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 19.9% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 19.9% of any class or series of capital stock of the Company (including the Shares); or (ii) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company;

             (h) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or shall have resolved to do any of the foregoing;

             (i) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change), that is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, operations, results of operations, conditions (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole; or

             (j) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any governmental or regulatory entity in connection with the execution, delivery and performance of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been made or obtained and such failure could reasonably be expected to have a material adverse effect on the Company and any of its Subsidiaries, taken as a whole, or could be reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Merger Agreement. The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser; provided that the Minimum Condition may not be waived without the written consent of the Company. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     15.  REGULATORY APPROVALS; STATE TAKEOVER LAWS.

     GENERAL. Except as otherwise disclosed herein, based on a review of publicly available information by the Company with the Commission, neither the Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or the Merger or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or Parent or that certain parts of the businesses of the Company, the Purchaser or

Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 14.

     ANTITRUST. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to the HSR Act requirements.

     Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing under the HSR Act by Parent, which Parent intends to make on April 23, 1996. Accordingly, if such filing is made on April 23, 1996, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on May 8, 1996, unless early termination of the waiting period is granted or Parent receives a request for additional information of documentary material prior thereto. Pursuant to the HSR Act, Parent has requested, and the Company intends to request, early termination of the waiting period applicable to the Offer. There can be no assurances, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent, the waiting period would expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by the Parent with such request. Thereafter, the waiting period could be extended only by court order or by consent of Parent. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the purchase of and payment for Shares pursuant to the Offer will be deferred until 10 days after the request is substantially complied with unless the waiting period is terminated sooner by the FTC or the Antitrust Division. See Section 2. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act, except by court order. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

     No separate HSR Act requirements with respect to the Merger, the Merger Agreement and the Tender Agreement will apply if the 15-day waiting period relating to the Offer (as described above) has expired or been terminated. However, if the Offer is withdrawn or if the filing relating to the Offer is withdrawn prior to the expiration or termination of the 15-day waiting period relating to the Offer, the acquisition of Shares in the Merger pursuant to the Merger Agreement may not be consummated until 30 calendar days after receipt by the Antitrust Division and the FTC of the Notification and Report Forms of both Parent and the Company unless the 30-day period is earlier terminated by the Antitrust Division and the FTC. Within such 30-day period, the Antitrust Division or the FTC may request additional information or documentary materials from Parent and/or the Company, in which event, the acquisition of Shares pursuant to the Merger may not be consummated until 20 days after such requests are substantially complied with by both Parent and the Company. Thereafter, the waiting periods may be extended only by court order or by consent.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and its subsidiaries and the Company and its subsidiaries are involved, Parent and the Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

     STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an "interested shareholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested shareholder unless, among other things, prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the interested shareholder became an interested shareholder. On April 20, 1996, prior to the execution of the Merger Agreement, the Board of Directors of the Company, by unanimous vote of all directors present at a meeting held on such date, (i) approved the Merger, (ii) approved the Merger Agreement, the Tender Agreement and expressions of intent described in Section 11, and the transactions contemplated thereby, as well as negotiations between Parent and the Purchaser and the Tendering Shareholder with respect thereto, (iii) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger is fair to and in the best interests of, the Shareholders of the Company and (iv) recommended that the Shareholders of the Company accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby. Accordingly, Section 203 is inapplicable to the Tender Agreement, the Offer, the Merger and expressions of intent described in Section 11.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

     APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. Holders of Shares will be entitled to appraisal rights in connection with the Merger if at the record date with respect to the Merger certain requirements are satisfied.

     Under Section 262 of the Delaware Law, appraisal rights are not available for the shares of any class or series of stock which, at the record date fixed to determine the Shareholders entitled to receive notice of and to vote at the meeting of Shareholders to act upon the agreement of merger, were either (i) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the NASD or (ii) held of record by more than 2,000 shareholders, unless the holders of such class or series of stock are required by the terms of such agreement to accept for such stock anything except (w) shares of stock of the corporation surviving or resulting from such merger, (x) shares of stock of any other corporation which at the effective date of the merger will be either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the NASD or held of record by more than 2,000 shareholders, (y) cash in lieu of fractional shares of the corporations described in clauses (w) and (x) or (z) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (w), (x) and (y). Shareholders of the Company may have certain rights under Section 262 of the Delaware Law to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

     The foregoing summary of the rights of objecting Shareholders does not purport to be a complete statement of the procedures to be followed by Shareholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the Delaware Law.

     16. FEES AND EXPENSES. Except as set forth below, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Purchaser has retained Georgeson & Company, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     In addition, Harris Trust Company of New York has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

     17. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent and the Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in
Section 7 (except that they will not be available at the regional offices of the Commission).

                                                 DELAWARE ACQUISITION CO.

April 22, 1996

                                   SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                      OFFICERS OF PARENT AND THE PURCHASER

1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated, each person identified below is employed by Parent or serves on the Board. The principal address of Parent and, unless otherwise indicated below, the current business address for each individual listed below is 115 S. Ludlow Street, Dayton, Ohio 45402. Each such person is a citizen of the United States. Directors are identified by an asterisk.

NAME AND CURRENT                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
BUSINESS ADDRESS                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
- ----------------                    --------------------------------------------------
David R. Holmes*                Chairman of the Board, President and Chief Executive Officer.

Richard H. Grant, Jr.*          Chairman of the Steering Committee. Father of Richard H.
                                Grant, III.

Richard H. Grant, III*          Private Investor since October, 1994. Before that he served as Senior Vice President, International, Computer Systems
                                Division. Son of Richard H. Grant, Jr.

Joseph N. Bausman*              President, Automotive Systems Division since February, 1995.
                                Before that he served as President, Computer Systems
                                Division.

Dr. David E. Fry*               President and Chief Executive Officer, Northwood University.

Allan Z. Loren*                 Executive Vice President and Chief Information Officer of
                                American Express Company since May, 1994; President and CEO of Galileo International (a global computer reservation
                                system company owned by 11 airlines) from January, 1993 to
                                May, 1994; President and CEO of Covia Partnership (computer reservation system company) from January, 1991 to January,
                                1993 at which time Covia and Galileo merged; prior thereto since 1987 served in two senior executive capacities at Apple
                                Computer, Inc., most recently as President of Apple USA.

Dave L. Medford*                Vice President, Corporate Finance and Chief Financial
                                Officer.

Robert C. Nevin*                President, Business Forms Division.

Gayle B. Price, Jr*             Chairman and Chief Executive Officer, Price Brothers Company,
                                Manufacturer of Concrete Construction Materials

Kenneth W. Thiele*              Private Investor based in Dayton, Ohio.

Martin D. Walker*               Chairman and Chief Executive Officer of M.A. Hanna Company,
                                an International Specialty Chemicals Company.

H. John Proud                   President, Healthcare Systems Division since 1995. Before
                                that Senior Vice President and General Manager, Automotive
                                Computer Systems Group.

Michael J. Gapinski             Treasurer and Assistant Secretary.

Adam M. Lutynski                General Counsel and Secretary.